Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2026 provides an update to our annual MD&A dated April 23, 2026 for the fiscal year ended December 31, 2025. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2025 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 14, 2026.

Additional information relating to Westport, including our Annual Report Form 20-F for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under applicable Canadian securities laws and the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Forward-looking information generally can be identified by the use of forward-looking terminology such as "expect", "anticipate", "believe", "estimate", "plan", "project", "intend", "may", "will", "should", "could", "would", "continue", "forecast", "outlook", or similar expressions, including the negative of such items. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development and service programs and project milestones (including those relating to Cespira's HPDI fuel system and Hydrogen), our expectations for 2026 and beyond, including anticipated effects of new accounting and reporting standards, the global demand for our products or our HPDI joint venture's products (including from Cespira's HPDI 2.0TM fuel systems), timing and progress of development, validation and commercialization activities (including expected timing of field testing and commercialization paths); expected timing of receipt of amounts (including holdback receivables); expectations regarding output, efficiency and operational performance; outlook for commodity prices; liquidity outlook and the Company's ability to fund operations over the next twelve months; plans and ability to improve liquidity through financings and other alternatives (including the potential use of the Company's shelf prospectus); anticipated funding of, and contributions to, the Company's joint venture arrangements (including expected funding levels and the Company's expected share of such funding); and other statements regarding the Company's future plans, objectives, strategies, results, performance, condition or prospect.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent annual report, Form 20-F, filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our

Management's Discussion and Analysis
annual report. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•For the three months ended March 31, 2026, Cespira, our joint venture with Volvo Group, increased its revenue by $5.6 million or 33% compared to the prior year quarter. Cespira reduced its net loss by $4.6 million and reliance on funding from its partners in the quarter. Westport reduced its capital contributions to Cespira in the quarter from $4.7 million to $2.9 million.

•For the three months ended March 31, 2026, our High-Pressure & Controls segment increased its revenue by $0.4 million or 21% compared to the same quarter in the prior year.

•On March 17, 2026, we experienced a cybersecurity incident resulting in unauthorized access to certain of our internal IT business applications and other business and employee information. Given the timing within our year-end reporting cycle, this incident resulted in the late filing of our annual financial statements and related continuous disclosure documents. At our request, on April 1, 2026, the British Columbia Securities Commission issued a temporary management cease trade order ("MCTO") restricting trading by our CEO and CFO only. The investigation of the incident has since concluded, all continuous disclosure filings were made and the MCTO has been rescinded. As a result of our review of internal controls over financial reporting following the incident; management concluded that our internal controls over financial reporting were not deficient in connection with the incident.

•Between May 4 to 7, 2026, Westport showcased its high-pressure compressed natural gas ("CNG") fuel system for North American heavy-duty fleets at ACT Expo in Las Vegas.

BUSINESS OVERVIEW

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to alternative energy solutions.

Our technologies support a wide range of alternative fuels – including natural gas, renewable natural gas ("RNG"), and hydrogen – enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals - without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada, with operations in Cambridge, Ontario; Calgary, Alberta; and China and Europe. With a focus on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications, Westport's product offerings, sold under its AFS and GFI brands and through Cespira, Westport's joint venture with the Volvo Group ("Volvo"), enable the use of several alternative fuels in the transportation sector that provide economic and/or environmental advantages as compared to diesel, gasoline, or battery powered electric vehicles.

Management's Discussion and Analysis
Our portfolio includes our High-Pressure Controls segment sold under the AFS and GFI brands and a 55% ownership in Cespira, a joint venture with Volvo. Our High-Pressure Controls segment designs, develops, and produces components including pressure regulators, valves, filters, electronic control units ("ECUs") and high-pressure hydrogen components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types. Cespira launched in 2024 and is committed to advancing the development and commercialization of Cespira's HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of alternative fuels including natural gas, RNG, hydrogen and others without any performance or efficiency compromises relative to the base diesel engine platform. As part of Westport and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Business Segments

Westport develops and supplies advanced alternative-fuel systems, components, and technologies that enable global transportation and industrial customers to affordably reduce emissions and transition toward cleaner mobility solutions. Our technologies, products, and services are sold under our established brands and form the foundation for sustainable growth in both existing and emerging markets worldwide. We operate through the following segments:

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), to establish Cespira, focused on promoting, developing, and commercializing the HPDI fuel system technology. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral, internal combustion engine technologies, particularly in heavy-duty, long-haul trucking, where multiple propulsion technologies are required to achieve substantial decarbonization. Cespira designs, assembles, and supplies LNG HPDI 2.0 fuel systems, related components, and engineering services to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative gaseous fuels - such as RNG - while maintaining equivalent power, torque, and fuel efficiency relative to conventional compression ignition engines fueled with diesel fuel. This can be a cost-effective pathway to meaningful greenhouse gas reductions. The JV is also advancing the application of HPDI fuel systems for hydrogen and other alternative fuels in internal combustion engines, expanding its relevance to future decarbonization strategies.

High-Pressure Controls
The High-Pressure Controls segment designs, engineers, manufacturers and supplies components for transportation and industrial applications, using gaseous fuels such as hydrogen. This segment represents Westport's off-engine product portfolio, supplying regulators, valves, ECUs, pressure components, and related engineered solutions to OEM and Tier-1 customers worldwide. These technologies support fuel-cell vehicles, hydrogen fueled internal combustion engines, and natural gas mobility platforms.

Westport's High-Pressure Controls segment, with its GFI branded products, has decades of engineering expertise in developing high-quality and often customized components tailored for global automotive, truck, bus, rail, and industrial OEMs. The business is positioned at the forefront of the clean-energy transition, with solutions supporting both current alternative fuel deployment and hydrogen powered mobility.

Through our GFI-branded operations, with manufacturing facilities in Canada and China, we deliver components used in passenger vehicles, buses, mid-duty and heavy-duty trucks, rail applications, construction and industrial equipment.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression.

Interest Rates

In response to inflationary pressures, central banks in major markets had raised interest rates to multi-decade highs. While some regions, including Canada, the United States, and Europe, had reduced rates, current levels remain restrictive and are having a significant impact on both the automotive and clean energy sectors. There continues to be uncertainty around inflation and many central banks have been holding interest rates steady for the past year, resulting in slowing of capital investment and infrastructure development.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets where economic conditions are already volatile, are facing heightened financial pressures, which could further dampen demand for clean energy solutions.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the impact of fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles

In addition to the risks referred above, readers should also refer to our discussion in our annual report Form 20-F for the year ended December 31, 2025, dated April 23, 2026, under the headings "Risk Factors" and "Business Overview" for more information.

Management's Discussion and Analysis
Liquidity and Going Concern

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three months ended March 31, 2026. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the three months ended March 31, 2026, we had operating losses from continuing operations of $4.9 million. Cash used in operating activities from continuing operations was $3.3 million for the three months ended March 31, 2026 and was primarily driven by operating losses and changes in working capital.

As at March 31, 2026, we had cash and cash equivalents of $24.5 million and long-term debt of $1.9 million from Export Development Canada ("EDC"), of which all is current.

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Cybersecurity and data privacy risks

We rely on information technology networks and systems to operate our business, including internal IT business applications and systems that store business, employee, and other information. We have experienced, and may in the future experience, cybersecurity incidents, including unauthorized access to our systems and data. Cyber incidents could result in business disruption; theft, loss, misuse, or improper disclosure of confidential, personal, or proprietary information; remediation and response costs; increased cybersecurity protection and insurance costs; claims, litigation, regulatory inquiries or investigations, penalties, and fines; reputational harm; and other adverse impacts. Cyber incidents could also delay our financial reporting or our ability to complete audits and filings on a timely basis and could result in regulatory orders or restrictions such as management cease trade orders. Although we maintain cybersecurity measures and engage third‑party experts, and although certain of our operational systems (including systems supporting manufacturing continuity) are segregated from other IT environments, our measures cannot fully eliminate these risks, particularly as threat actors evolve. We are also exposed to cybersecurity and data privacy risks arising from third‑party service providers and partners. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, liquidity, and reputation.

FIRST QUARTER 2026 RESULTS
Revenues for the three months ended March 31, 2026 decreased by 69% to $2.3 million compared to $7.3 million in the same quarter last year. As planned, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025 resulting in reduction in revenue when comparing period over period.

We reported a net loss from continuing operations of $5.7 million for the three months ended March 31, 2026 compared to net loss from continuing operations of $5.3 million for the same quarter last year.

Management's Discussion and Analysis
Cash and cash equivalents were $24.5 million at the end of the first quarter 2026. Cash used in operating activities from continuing operations was $3.3 million, primarily driven by operating losses in the quarter and changes in working capital. Cash provided by investing activities from continuing operations primarily consisted of proceeds received from holdback receivables, partially offset by capital contributions in Cespira of $2.9 million. Cash used in financing activities from continuing operations was debt repayments of $1.0 million in the quarter.

We reported negative adjusted EBITDA of $4.9 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the first quarter compared to adjusted EBITDA of nil for the same quarter last year. The increase in negative adjusted EBITDA was primarily driven by a decrease in gross profit, partially offset by lower operating expenditures and loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which had a net profit of $2.8 million for the three months ended March 31, 2025.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2026	2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$2,285	$7,323
Cost of revenue	$1,769	$5,788
Gross profit	$516	$1,535
Gross margin[1]	23%	21%
Loss from investments accounted for by the equity method	$(1,381)	$(3,884)
Net loss from continuing operations	$(5,707)	$(5,295)
Net income from discontinued operations	$—	$2,844
Net loss for the period	$(5,707)	$(2,451)
Net loss per share from continuing operations - basic & diluted	$(0.33)	$(0.31)
Net loss per share from discontinued operations - basic & diluted	$—	$0.16
Net loss per share	$(0.33)	$(0.14)
Weighted average basic & diluted shares outstanding in millions	17,394,594	17,322,681
EBIT[1]	$(6,246)	$(2,065)
EBITDA[1]	$(6,034)	$(135)
Adjusted EBITDA[1]	$(4,859)	$(7)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$24,503	$27,158
Net working capital[1]	(9,360)	(4,229)
Total assets	85,061	94,009
Long-term debt, including current portion	1,948	2,924
Non-current liabilities[1]	3,313	3,647
Total liabilities	22,177	25,196
Shareholders' equity	62,884	68,813
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three months ended March 31, 2026

(in thousands of U.S. dollars)	Three months ended March 31,		Change
	2026	2025	$	%
High-Pressure Controls	$2,285	$1,890	$395	21%
Heavy-Duty OEM	—	5,433	(5,433)	(100)%
Total revenue from continuing operations	$2,285	$7,323	$(5,038)	(69)%
High-Pressure Controls
Revenue for the three months ended March 31, 2026 was $2.3 million, compared with $1.9 million for the three months ended March 31, 2025.

The increase in revenue for the three months ended March 31, 2026 was primarily driven by higher service revenue in the quarter for product testing provided to an OEM customer. Product revenue was consistent compared to prior year quarter.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Gross Profit for the three months ended March 31, 2026

(in thousands of U.S. dollars)	Three months ended March 31,	% of	Three months ended March 31,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$516	23%	$513	27%	$3	1%
Heavy-Duty OEM	—	—%	1,022	19%	(1,022)	(100)%
Total gross profit from continuing operations	$516	23%	$1,535	21%	$(1,019)	(66)%

High-Pressure Controls
Gross profit was $0.5 million or 23% of revenue, for the three months ended March 31, 2026 compared to $0.5 million or 27% of revenue, for the three months ended March 31, 2025.

Gross profit in the quarter was primarily driven by engineering service revenue. In the prior year quarter, the gross profit was primarily from products sold.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Management's Discussion and Analysis

Research and Development Expenses ("R&D")

(in thousands of U.S. dollars)	Three months ended March 31,		Change
	2026	2025	$	%
High-Pressure Controls	$948	$1,182	$(234)	(20)%
Heavy-Duty OEM	—	111	(111)	(100)%
Corporate & unallocated	275	—	275	100%
Total R&D expenses	$1,223	$1,293	$(70)	(5)%
High-Pressure Controls
R&D expenses for the three months ended March 31, 2026 was $0.9 million, compared to $1.2 million for the three months ended March 31, 2025.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
We incurred research and development costs primarily for engineering labor, materials, and outside services support for validation and testing for our new high-pressure CNG fuel system.

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in thousands of U.S. dollars)	Three months ended March 31,		Change
	2026	2025	$	%
High-Pressure Controls	$646	$446	$200	45%
Heavy-Duty OEM	—	85	(85)	(100)%
Corporate & unallocated	2,395	2,585	(190)	(7)%
Total SG&A expenses	$3,041	$3,116	$(75)	(2)%

High-Pressure Controls
SG&A expenses for the three months ended March 31, 2026 was $0.6 million, compared with $0.4 million for the three months ended March 31, 2025.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
SG&A expenses for the three months ended March 31, 2026 was $2.4 million, compared with $2.6 million for the three months ended March 31, 2025. Included was $0.2 million estimated costs incurred in the quarter for the cybersecurity incident announced on March 20, 2026. The decrease in Corporate expenses is a result of the ongoing cost-reduction initiatives.

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2026

(in thousands of U.S. dollars)	Three months ended March 31,
	2026	2025
Foreign exchange loss (gain)	$1,007	$(1,203)
Depreciation and amortization:
Cost of sales depreciation and amortization	102	85
Operating expense depreciation and amortization	110	107
Total depreciation and amortization	$212	$192

Loss from investments accounted for by the equity method	$(1,381)	$(3,884)
Interest expense on long-term debt	$90	$192
Income tax expense	$113	$90

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2026, we recognized foreign exchange losses of $1.0 million, compared to a foreign exchange gain of $1.2 million for the three months ended March 31, 2025. The loss recognized in the current period primarily relates to unrealized foreign exchange losses resulting from the translation of U.S. dollar denominated debt in our Canadian legal entities and realized foreign exchange losses from settling long-term foreign currency denominated intercompany receivables and payables with our Light-Duty segment.

Depreciation and amortization for the three months ended March 31, 2026 was $0.2 million, compared to $0.2 million for the three months ended March 31, 2025. The amounts included in cost of revenue for the three months ended March 31, 2026 were $0.1 million, compared with $0.1 million for the three months ended March 31, 2025.

Loss from investments accounted for by the equity method for the three months ended March 31, 2026 was a loss of $1.4 million, compared to a loss of $3.9 million for the three months ended March 31, 2025. This was driven by our 55% ownership interest in Cespira. Refer to "Selected Cespira Financial Information" for more details about Cespira's performance in the quarter.

Interest on long-term debt and amortization of discount
The decreases in interest expense on long-term debt for the three months ended March 31, 2026 compared to the prior year periods was driven by the reduction in the outstanding balance of the EDC term loan.

Income tax expense from continuing operations was $0.1 million for the three months ended March 31, 2026 compared to income tax expense of $0.1 million for the three months ended March 31, 2025, respectively.

Management's Discussion and Analysis
Related party transactions
Westport's related parties are Cespira, directors, officers and shareholders that own more than 10% of our shares.
We engage in transactions with Cespira primarily through cross-charges, provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended March 31,
	2026	2025
Sales of goods, services, and other income	$6	$5,559
Inventory purchased, services and other expenses	30	610

Related party balances with Cespira	March 31, 2026	December 31, 2025
Receivables (note 6 in the interim financial statements)	$290	$274
Payables (note 10 in the interim financial statements)	$41	$78

Management's Discussion and Analysis
Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 15 of our interim financial statements for the three months ended March 31, 2026.

The following table sets forth a summary of the financial results of Cespira for the three months ended March 31, 2026 and 2025.

	Three months ended March 31,		Change
(in thousands of U.S. dollars)	2026	2025	$	%
Product revenue	$19,492	$13,200	$6,292	48%
Service revenue	2,757	3,476	(719)	(21)%
Total revenue	22,249	16,676	5,573	33%
Gross profit[1]	1,576	446	1,130	253%
Gross margin %	7%	3%
Research & development	1,480	3,089	(1,609)	(52)%
Selling, general, & administrative	2,523	2,989	(466)	(16)%
Operating loss	(2,589)	(7,108)	4,519	(64)%
Net loss	(2,521)	(7,108)	4,587	(65)%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

Product Revenue
Product Revenue for the three months ended March 31, 2026 was $19.5 million compared to $13.2 million in the prior year quarter. The increase in revenue of 48% in the current quarter was primarily driven by higher volumes of systems sold compared to the prior year quarter.

Service Revenue
Service Revenue for the three months ended March 31, 2026 was $2.8 million compared to $3.5 million in the prior year quarter. The decrease in service revenue in the current quarter was primarily driven by the milestones achieved. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue project is expected to complete in Q4 2026 in advance of the anticipated launch of their Euro 7 product.
Gross Profit
Gross profit was $1.6 million for the three months ended March 31, 2026 compared to $0.4 million in the prior year quarter. The increase in gross profit was primarily driven by the increase in higher volumes of systems sold.

Research & Development ("R&D")
R&D expense was $1.5 million for the three months ended March 31, 2026 compared to $3.1 million. More of Cespira's engineering resources were used in supporting its engineering service revenue projects.

Management's Discussion and Analysis

Selling, general, & administrative ("SG&A")
SG&A expense was $2.5 million for the three months ended March 31, 2026 compared to $3.0 million in the prior year quarter. Cespira recognized severance expense of $0.7 million in the current quarter as part of its cost reduction initiatives.

Operating loss
Cespira had an operating loss of $2.5 million for the three months ended March 31, 2026 compared to $7.1 million in the prior year quarter. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue and adjusting its cost base as it continues to grow and scale the business.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents decreased by $2.7 million during the first quarter of 2026 to $24.5 million from $27.2 million at December 31, 2025. The decrease in cash during the three months ended March 31, 2026 was primarily driven by our operating losses, funding of the Cespira JV, purchases of fixed assets, debt repayments, partially offset by the collection of a tranche of holdback receivables.

Cash Flow from Operating Activities
For the three months ended March 31, 2026, our net cash used in operating activities from continuing operations was $3.3 million, compared to net cash used in operating activities from continuing operations of $8.6 million in the three months ended March 31, 2025. The decrease in net cash used in operating activities was primarily driven by changes in working capital.
Cash Flow from Investing Activities
For the three months ended March 31, 2026, our net cash provided by investing activities from continuing operations was $2.6 million compared to net cash provided by investing activities from continuing operations of $5.2 million for the three months ended March 31, 2025. The decrease in net cash provided by investing activities from continuing operations was primarily driven by the decrease in proceeds from holdback receivables. Capital contributions to Cespira JV decreased from $4.7 million to $2.9 million in the current quarter, reflecting the improvement of Cespira's financial performance.
Cash Flow from Financing Activities
For the three months ended March 31, 2026, our net cash used in financing activities from continuing operations was $1.0 million compared to net cash used in financing activities from continuing operations was $1.0 million for the three months ended March 31, 2025. In the current quarter, we paid $1.0 million in debt repayments to EDC. We have two remaining debt repayments outstanding with EDC at the end of the quarter.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years
Accounts payable and accrued liabilities	$15,947	$15,947	$15,947	$—	$—
Long-term debt, principal,(1)	1,948	1,948	1,948	—	—
Long-term debt, interest(1)	—	138	138	—	—
Operating lease obligations	1,715	2,506	556	1,168	782
	$19,610	$20,539	$18,589	$1,168	$782

Notes

(1) For details of our long-term debt, principal and interest, see note 11 in the interim financial statements.

SHARES OUTSTANDING

During the three months ended March 31, 2026 and March 31, 2025, the weighted average number of shares used in calculating the basic and diluted net loss per share was 17,394,594 and 17,322,681, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	March 31, 2026		May 14, 2026
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	17,395,734		17,395,734
Share Units
Outstanding	557,834	5.20	557,834	N/A
Exercisable	491	31.07	491	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2025, filed on April 23, 2026. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2026 interim financial statements, and we do not expect to adopt any significant changes at this time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting for the three months ended March 31, 2026, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26
(in thousands of U.S. dollars except for per share amounts)
Total revenue	$83,386	$66,251	$75,088	$70,955	$88,870	$21,617	$1,880	$2,285
Continuing operations	$14,109	$4,877	$7,284	$7,323	$12,498	$1,617	$1,880	$2,285
Discontinued operations	$69,277	$61,374	$67,804	$63,631	$76,372	$19,999	$—	$—
Gross profit[1]	$17,122	$14,466	$14,280	$15,225	$15,996	$4,771	$(169)	$516
Continuing operations	$2,359	$663	$363	$1,535	$843	$471	$(169)	$516
Discontinued operations	$14,763	$13,803	$13,917	$13,690	$15,153	$4,299	$—	$—
Gross margin[1]	21%	22%	19%	21%	18%	22%	(9)%	23%
Continuing operations	17%	14%	5%	21%	7%	29%	(9)%	23%
Discontinued operations	21%	22%	21%	22%	20%	21%	—%	—%
Loss from investments accounted for by the equity method (note 8)	$(688)	$(2,781)	$(1,964)	$(3,799)	$(3,299)	$(3,078)	$(5,078)	$(1,381)
Continuing operations	$(1,102)	$(3,002)	$(2,611)	$(3,884)	$(3,686)	$(3,197)	$(5,078)	$(1,381)
Discontinued operations	$414	$221	$647	$85	$387	$119	$—	$—
Net income (loss)	$5,817	$(3,868)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)
Continuing operations	$4,146	$(5,968)	$(13,665)	$(5,296)	$(5,053)	$(10,411)	$(8,811)	$(5,707)
Discontinued operations	$1,671	$2,100	$3,524	$2,845	$(29,291)	$(3,315)	$(2,294)	$—
EBITDA[1]	$9,036	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)
Adjusted EBITDA[1]	$(2,406)	$(778)	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)
U.S. dollar to Euro average exchange rate	0.93	0.91	0.94	0.95	0.88	0.86	0.86	0.85
U.S. dollar to Canadian dollar average exchange rate	1.37	1.36	1.39	1.43	1.38	1.38	1.40	1.37
Earnings (Loss) income per share:
Basic & Diluted	$0.34	$(0.22)	$(0.57)	$(0.14)	$(1.98)	$(0.79)	$(0.65)	$(0.33)
Continuing operations	$0.24	$(0.35)	$(0.77)	$(0.31)	$(0.29)	$(0.60)	$(0.51)	$(0.33)
Discontinued operations	$0.10	$0.12	$0.20	$0.16	$(1.69)	$(0.19)	$(0.13)	$—
Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
REPORTABLE SEGMENTS & RECONCILIATIONS

As a result of the sale of the Light-Duty segment on July 29, 2025 the Company has classified the business as discontinued operations and held-for-sale. Westport reports its results in the following three reportable segments for its continuing operations: High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended March 31, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,285	$22,249	$24,534
Cost of revenue	1,769	20,673	22,442
Gross profit	516	1,576	2,092
Operating expenses:
Research & development	948	1,480	2,428
General & administrative	551	2,262	2,813
Sales & marketing	95	261	356
Depreciation & amortization	85	874	959
	1,679	4,877	6,556
Add back: Depreciation & amortization	187	1,822	2,009
Segment EBITDA	$(976)	$(1,479)	$(2,455)

Management's Discussion and Analysis

	Three months ended March 31, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,890	$5,433	$16,676	$23,999
Cost of revenue	1,377	4,411	16,230	22,018
Gross profit	513	1,022	446	1,981
Operating expenses:
Research & development	1,182	111	3,089	4,382
General & administrative	319	65	2,698	3,082
Sales & marketing	127	20	291	438
Depreciation & amortization	55	—	730	785
	1,683	196	6,808	8,687
Add back: Depreciation & amortization	140	—	1,620	1,760
Segment EBITDA	$(1,030)	$826	$(4,742)	$(4,946)

	Three months ended March 31, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,534	$22,249	$—	$2,285
Cost of revenue	22,442	20,673	—	1,769
Gross profit	2,092	1,576	—	516
Operating expenses:
Research & development	2,428	1,480	275	1,223
General & administrative	2,813	2,262	2,283	2,834
Sales & marketing	356	261	112	207
Depreciation & amortization	959	874	25	110
	6,556	4,877	2,695	4,374
Equity loss	—	—	(1,381)	(1,381)

Management's Discussion and Analysis

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$23,999	$16,676	$—	$7,323
Cost of revenue	22,018	16,230	—	5,788
Gross profit	1,981	446	—	1,535
Operating expenses:
Research & development	4,382	3,089	—	1,293
General & administrative	3,082	2,698	2,289	2,673
Sales & marketing	438	291	296	443
Depreciation & amortization	785	730	52	107
	8,687	6,808	2,637	4,516
Equity loss	—	—	(3,884)	(3,884)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,
	2026	2025
Total Segment EBITDA	$(2,455)	$(4,946)
Adjustments:
Depreciation & amortization[1]	212	192
Cespira's Segment EBITDA	(1,479)	(4,742)
Cespira's equity loss	1,381	3,884
Corporate and unallocated operating expenses	2,670	2,585
Foreign exchange loss (gain)	1,007	(1,203)
Interest on long-term debt	90	192
Interest and other income, net of bank charges	(742)	(649)
Loss before income taxes	$(5,594)	$(5,205)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	31-Mar-26	31-Mar-25
Revenue	$2,285	$7,323
Less: Cost of revenue	1,769	5,788
Gross profit	$516	$1,535
Gross margin %	23%	21%

Net Working Capital

	March 31, 2026	December 31, 2025
(in millions of U.S. dollars)
Accounts receivable	$3,525	$10,177
Inventories	2,982	3,037
Prepaid expenses	1,049	1,182
Accounts payable and accrued liabilities	(15,947)	(17,933)
Current portion of operating lease liabilities	(709)	(493)
Current portion of warranty liability	(260)	(199)
Net working capital	$(9,360)	$(4,229)

Management's Discussion and Analysis

	March 31, 2026	December 31, 2025
(in millions of U.S. dollars)
Total liabilities	$22,177	$25,196
Less:
Total current liabilities	18,864	21,549
Other non-current liabilities	$3,313	$3,647

EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26
Net income (loss)	$5,817	$(3,868)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)
Tax expense (recovery)	960	1,427	1,858	579	1,673	203	242	113
Income (loss) before income taxes	$6,777	$(2,441)	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)	$(5,594)
Interest expense (income), net[1]	543	350	272	(193)	571	(532)	9	(652)
EBIT	7,320	(2,091)	(8,011)	(2,065)	(32,100)	(14,055)	(10,854)	(6,246)
Depreciation and amortization	1,716	1,790	1,908	1,930	2,051	1,241	159	212
EBITDA	$9,036	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)
Stock based compensation	1,083	(140)	5	285	451	(221)	(108)	168
Unrealized foreign exchange (gain) loss	57	(1,069)	5,440	(456)	(2,362)	839	(1,220)	1,007
Severance costs	684	380	4	299	96	798	39	—
Loss on disposal of operations	—	—	—	—	30,183	5,085	2,045	—
Gain on deconsolidation	(13,266)	—	(1,932)	—	—	—	—	—
Loss on sale of assets	—	—	703	—	—	—	—	—
Loss on sale of investment	—	352	—	—	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	—	—	664	—	—	—
Adjusted EBITDA	(2,406)	(778)	(1,883)	(7)	(1,017)	(6,313)	(9,939)	(4,859)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt.

(2) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.